Contact

www.linkedin.com/in/
michaelbmalcolm (LinkedIn)

Top Skills

Regenerative Farming
Building Community Partnerships
Institutional Review Board (IRB)

Languages

English

Michael Malcolm

Growing things • Working to build a more equitable and resilient food system.

Flagstaff, Arizona, United States

Summary

Seeking ways to build a more equitable and resilient food system. Exploring the intersection of agriculture, food policy and food science through deep rootedness within community.

Growing regeneratively grown veggies for my community.

Experience

Forestdale Farm

Farm Manager

January 2022 - Present (1 year 4 months)

Flagstaff, Arizona, United States

Organically grown, sustainable, family run produce farm located in Flagstaff, Arizona. Forestdale Farm is dedicated to growing with and for our community.

reef

Advisor

November 2019 - Present (3 years 6 months)

Roots Micro Farm

Owner (Acquired)

December 2019 - February 2022 (2 years 3 months)

Flagstaff, Arizona, United States

- Created an urban space to grow food, while providing outdoor educational space for local schools and those with learning disabilities to engage with their food system and nature.
- Developed crop plans, urban land management strategies and no-till soil management practices to support local food resilience, strong urban ecosystems and community engagement.
- Established sales channels for ten restaurants, a farmer’s markets, and a CSA (community supported agriculture)

Columbia Heights Green

Project Director

March 2018 - September 2019 (1 year 7 months)

Washington, District of Columbia, United States

Columbia Heights Green is a community run garden, event space, and community organizing space in North East Washington, D.C. Our mission was to grow food for the community, specifically those who did not have the time and resources to grow their own food.

CHG donates 25% of its weekly harvests to Martha's Table or Sacred Heart Church's dinner program, in order to supply local's relying on these resources with locally grow produce.

Responsibilities:

- Developed and led an Institutional Review Board (IRB) approved Nutritional Diversity and Food Security Survey to determine the micronutrient deficits of individuals relying on SNAP and meal assistance programs in Washington, D.C.
- Analyzed Nutritional Diversity and Food Security Survey data using R to investigate nutritional deficiencies in our participants' diets, used this data to build crop plans high in nutrients to address the community deficiency in vitamins A, C and iron.
- Built trust with individuals to conduct IRB approved surveys with historically marginalized groups of individuals to collect functional nutritional diversity and food security data.

Startup Village

Managing Director

October 2017 - January 2019 (1 year 4 months)

College Park, MD

Startup Village is a live in co-working community of entrepreneurs and researchers. Together, in collaboration with the University of Maryland and the community of College Park, Startup Village provides students and recent alumni an affordable housing opportunity in college park so that they may pursuse their venture or research.

University of Maryland

Aquaponics Research Coordinator

November 2017 - November 2018 (1 year 1 month)

College Park, MD

This was an experimental research opportunity in the Izursa Aquaponics lab. I joined this lab during its founding and helped develop SOP, explore aquaponic

installations using only recycled material, and developed research questions examining if and how aquaponic's could be done more sustainably.

During my time with the Izursa lab, I co-wrote a $150K grant that allowed our lab to partner with Universidad de Monterrey.

Startup Shell
Director of Community and Membership
May 2016 - June 2017 (1 year 2 months)

Startup Shell is a student-run incubator and co-working space at the University of Maryland. As Director of Community and Membership, I organized the recruitment, application and onboarding process for over 200 startups.

My focus as community director was to promote culture and ensure inclusivity for all members of the Startup Shell.

WeCook Inc.
Co-Founder (Acquired)
January 2014 - September 2016 (2 years 9 months)
DC • MD • VA

WeCook connects you with a local, professionally trained chef to handle your weekly meal preparation.

• WeCook provided healthy meal preparation to hundreds of customers, connecting chefs with customers across the DMV area.
• Built and managed client list that generated over $100,000 in reoccurring revenue
• Managed end to end operations, including creating and implementing a business model, daily operations, and marketing.
• Analyzed, created and implemented healthy and effective menus for each customer's weekly meal plans
• Designed all creative and graphic content for marketing and sales purposes.

University of Maryland Dining Services
Student Nutritionist
January 2015 - February 2016 (1 year 2 months)
College Park, Maryland, United States

• Created balanced meal plans for students, faculty, and visitors of the University of Maryland's dining halls

• Implemented menu options and meal plans for students with specialty diets: vegan, allergens, food intolerances and budgets.
• Updated nutrition information and order operations for individual foods using Food Pro, a food management and nutrition database.

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Education

University of Maryland College Park
Sustainable Agriculture and Food Systems · (2019)

York College of Pennsylvania
Marketing + Biochemistry